Exhibit 3.0

FILED # C-7407-86
November 21, 2002
In the Office of Dean Heller
Secretary of State


              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                                       OF
                      URBAN TELEVISION NETWORK CORPORATION

         Pursuant to the provisions of the Nevada Revised Statutes (NRS), Chapter 78, the following Certificate of Amendment is submitted for filing:

         FIRST: The name of the corporation is URBAN TELEVISION NETWORK CORPORATION.

         SECOND: The Corporation, prior to the change in the number of authorized shares, is currently authorized to issue 50,000,000 shares par value $0.01 common stock and 500,000 shares of par value $1.00 preferred stock. The following amendment to Article IV of the Articles of Incorporation of Urban Television Network Corporation was adopted on September 3, 2002, as prescribed by the Nevada Revised Statutes, by a vote of the shareholders sufficient for approval of the Amendment.

         ARTICLE IV, CAPITAL STOCK, is amended effective November 28, 2002, after giving effect to the reverse split as set forth in the THIRD below, as follows:

         The first paragraph of Article IV is amended as follows:

         The aggregate number of shares which this corporation will have authority to issue is Two Hundred Million Five Hundred Thousand (200,500,000) shares as follows:

         (a) Two Hundred Million (200,000,000) shares of Common Stock with a par value of $0.0001 per share,
         (b) Five Hundred Thousand (500,000) shares of Preferred Stock with a par value of $1.00 per share.

         The following paragraphs of Article IV were not amended and are incorporated herein by reference to the Articles of Incorporation October 20, 1986: paragraphs (b) and (c).

         THIRD:  The  manner  in  which  any  exchange,   reclassification,   or
cancellation of issued shares provided for in the Amendment will be effected, is as follows:

         Following the effective date and time of the reverse split and affecting all issued and outstanding common shares as of November 28, 2002, one
(1) share of common stock will be issued for each twenty (20) common shares previously issued and outstanding. Share certificates representing the pre-split denominations may be exchanged for share certificates representing the post-split denominations, at the election of shareholders, and in any case, new denomination certificates will be issued upon transfer in the ordinary course of business. Mandatory share certificate exchange is not required.

         In the event, that the reverse split results in fractional shares, all fractions will be rounded up to the next whole number.

         The reverse stock split will be effective on November 28, 2002 at the hour of 5:00 o'clock p.m. PST. The provisions of the articles of incorporation of the Corporation regarding the number and par value of the changed shares will be deemed amended as provided in this certificate at the effective date and time of change. No other amendment to the articles of incorporation is required for the actions described in this certificate of amendment.

         Under penalty of perjury, the undersigned declares that the foregoing document was executed by the corporation and that the statements contained therein are true and correct to the best of his knowledge.

         This amendment has been consented to and approved by the unanimous vote of the board of directors and a majority of stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

Dated this 21st day of November, 2002.

URBAN TELEVISION NETWORK CORPORATION


 /s/ Randy Moseley
------------------
By: Randy Moseley
Title: President


 /s/ Stan Woods
------------------
By: Stan Woods
Title: Secretary